[redacted]

08004661

082-03818

GRUPO HERDEZ

August 25, 2008.

PROCESSED

SEP 04 2008

THOMSON REUTERS

SEC
Mail Processing
Section

AUG 27 2008

Washington, DC
101

SUPPL

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to june 30, 2008 and 2007. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER (55) 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

P.A.

ERNESTO RAMOS ORTIZ.

GRUPO HERDEZ, S. A. B. DE C. V.
Calzada San Bartolo Naucalpan 360 Col. Argentina Poniente C. P. 11230 México, D. F. Tels.: 5358 3133 y 5576 3100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007 **CONSOLIDATED**

(Thousands of Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**4,990,879**	**100**	**4,679,568**	**100**
s02	**CURRENT ASSETS**	**2,467,209**	**49**	**2,207,029**	**47**
s03	CASH AND SHORT-TERM INVESTMENTS	228,035	5	74,126	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	573,960	12	780,853	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	588,035	12	156,685	3
s06	INVENTORIES	1,009,071	20	1,140,483	24
s07	OTHER CURRENT ASSETS	68,108	1	54,882	1
s08	**LONG-TERM**	**111,878**	**2**	**108,841**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	111,878	2	108,841	2
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,452,827**	**29**	**1,989,266**	**43**
s13	LAND AND BUILDINGS	961,430	19	1,009,420	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,366,578	27	1,760,765	38
s15	OTHER EQUIPMENT	673,893	14	454,290	10
s16	ACCUMULATED DEPRECIATION	1,633,988	33	1,331,773	28
s17	CONSTRUCTION IN PROGRESS	84,914	2	96,564	2
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**905,330**	**18**	**336,199**	**7**
s19	**OTHER ASSETS**	**53,635**	**1**	**38,233**	**1**
s20	**TOTAL LIABILITIES**	**2,233,154**	**100**	**2,058,428**	**100**
s21	**CURRENT LIABILITIES**	**1,336,258**	**60**	**1,247,099**	**61**
s22	SUPPLIERS	615,791	28	499,479	24
s23	BANK LOANS	533,160	24	454,554	22
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	85,076	4	122,858	6
s26	OTHER CURRENT LIABILITIES WITHOUT COST	102,231	5	170,208	8
s27	**LONG-TERM LIABILITIES**	**778,056**	**35**	**616,124**	**30**
s28	BANK LOANS	778,056	35	616,124	30
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**118,840**	**5**	**195,205**	**9**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,757,725**	**100**	**2,621,140**	**100**
s34	**MINORITY INTEREST**	**605,285**	**22**	**666,572**	**25**
s35	**MAJORITY INTEREST**	**2,152,440**	**78**	**1,954,568**	**75**
s36	**CONTRIBUTED CAPITAL**	**1,182,858**	**43**	**1,277,757**	**49**
s79	CAPITAL STOCK	961,898	35	1,039,029	40
s39	PREMIUM ON ISSUANCE OF SHARES	220,960	8	238,728	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**969,582**	**35**	**676,811**	**26**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	989,169	36	676,811	26
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-19,587	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s03	**CASH AND SHORT-TERM INVESTMENTS**	**228,035**	**100**	**74,126**	**100**
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	228,035	100	74,126	100
s07	**OTHER CURRENT ASSETS**	**68,108**	**100**	**54,882**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	68,108	100	54,882	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**905,330**	**100**	**336,199**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	372,804	41	94,847	28
s51	OTHER	532,526	59	241,352	72
s19	**OTHER ASSETS**	**53,635**	**100**	**38,233**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	53,635	100	38,233	100
s21	**CURRENT LIABILITIES**	**1,336,258**	**100**	**1,247,099**	**100**
s52	FOREIGN CURRENCY LIABILITIES	126,581	9	83,251	7
s53	MEXICAN PESOS LIABILITIES	1,209,677	91	1,163,848	93
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**102,231**	**100**	**170,208**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,645	4	12,696	7
s68	PROVISIONS	56,880	56	43,684	26
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	41,706	41	113,828	67
s105	BENEFITS TO EMPLOYEES	0		0	
s27	**LONG-TERM LIABILITIES**	**778,056**	**100**	**616,124**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	37,108	6
s60	MEXICAN PESOS LIABILITIES	778,056	100	579,016	94
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**118,840**	**100**	**195,205**	**100**
s66	DEFERRED TAXES	102,760	86	171,130	88
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	16,080	14	24,075	12
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**961,898**	**100**	**1,039,029**	**100**
s37	CAPITAL STOCK (NOMINAL)	428,632	45	428,430	41
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	610,599	59

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**989,169**	**100**	**676,811**	**100**
s93	LEGAL RESERVE	130,507	13	139,690	21
s43	RESERVE FOR REPURCHASE OF SHARES	229,489	23	244,953	36
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	256,410	26	114,413	17
s45	NET INCOME FOR THE YEAR	372,763	38	177,755	26
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-19,587**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-19,587	100	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,130,951	959,930
s73	PENSIONS AND SENIORITY PREMIUMS	62,404	59,556
s74	EXECUTIVES (*)	10	16
s75	EMPLOYEES (*)	1,504	2,702
s76	WORKERS (*)	1,822	2,994
s77	OUTSTANDING SHARES (*)	428,359,763	428,171,763
s78	REPURCHASED SHARES (*)	3,640,237	3,828,237
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	**NET SALES**	**3,270,736**	**100**	**2,960,146**	**100**
r02	COST OF SALES	2,116,280	65	1,825,877	62
r03	**GROSS PROFIT**	**1,154,456**	**35**	**1,134,269**	**38**
r04	GENERAL EXPENSES	733,364	22	700,368	24
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**421,092**	**13**	**433,901**	**15**
r08	OTHER INCOME AND (EXPENSE), NET	172,922	5	-19,534	0
r06	COMPREHENSIVE FINANCING RESULT	-53,295	-2	-50,424	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	14,667	0	6,917	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**555,386**	**17**	**370,860**	**13**
r10	INCOME TAXES	90,141	3	87,957	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**465,245**	**14**	**282,903**	**10**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**465,245**	**14**	**282,903**	**10**
r19	NET INCOME OF MINORITY INTEREST	92,482	3	105,148	4
r20	**NET INCOME OF MAJORITY INTEREST**	**372,763**	**11**	**177,755**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**3,270,736**	**100**	**2,960,146**	**100**
r21	DOMESTIC	2,927,293	89	2,720,281	92
r22	FOREIGN	343,443	11	239,865	8
r23	TRANSLATED INTO DOLLARS (***)	32,538	1	22,127	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**172,922**	**100**	**-19,534**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	177,130	102	-13,083	67
r34	EMPLOYEES' PROFIT SHARING EXPENSES	4,208	2	6,451	-33
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-53,295**	**100**	**-50,424**	**100**
r24	INTEREST EXPENSE	69,474	-130	59,051	-117
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	15,536	-29	3,960	-8
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	643	-1	2,058	-4
r28	RESULT FROM MONETARY POSITION	0	0	2,609	-5
r10	**INCOME TAXES**	**90,141**	**100**	**87,957**	**100**
r32	INCOME TAX	90,141	100	87,957	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	3,729,068	3,684,959
r37	TAX RESULT FOR THE YEAR	333,318	423,482
r38	NET SALES (**)	6,852,281	6,298,577
r39	OPERATING INCOME (**)	872,276	901,494
r40	NET INCOME OF MAJORITY INTEREST (**)	500,133	349,632
r41	NET CONSOLIDATED INCOME (**)	699,245	566,656
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	54,045	64,753

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**1,722,141**	**100**	**1,531,050**	**100**
rt02	COST OF SALES	1,116,823	65	950,226	62
rt03	**GROSS PROFIT**	**605,318**	**35**	**580,824**	**38**
rt04	GENERAL EXPENSES	378,802	22	373,535	24
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**226,516**	**13**	**207,289**	**14**
rt08	OTHER INCOME AND (EXPENSE), NET	-22,640	-1	-18,940	-1
rt06	COMPREHENSIVE FINANCING RESULT	-27,616	-2	-27,196	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	8,478	0	9,487	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**184,738**	**11**	**170,640**	**11**
rt10	INCOME TAXES	46,636	3	29,573	2
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**138,102**	**8**	**141,067**	**9**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**138,102**	**8**	**141,067**	**9**
rt19	NET INCOME OF MINORITY INTEREST	46,637	3	53,899	4
rt20	**NET INCOME OF MAJORITY INTEREST**	**91,465**	**5**	**87,168**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**1,722,141**	**100**	**1,531,050**	**100**
rt21	DOMESTIC	1,552,098	90	1,403,977	92
rt22	FOREIGN	170,043	10	127,073	8
rt23	TRANSLATED INTO DOLLARS (***)	16,493	1	11,504	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-22,640**	**100**	**-18,940**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	-17,233	76	-12,489	66
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	5,407	-24	6,451	-34
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-27,616**	**100**	**-27,196**	**100**
rt24	INTEREST EXPENSE	34,284	-124	30,725	-113
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8,695	-31	1,994	-7
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-2,027	7	2,682	-10
rt28	RESULT FROM MONETARY POSITION	0	0	-1,147	4
rt10	**INCOME TAXES**	**46,636**	**100**	**29,573**	**100**
rt32	INCOME TAX	48,640	104	36,432	123
rt33	DEFERRED INCOME TAX	-2,004	-4	-6,859	-23

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**

QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	27,301	238,164

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**465,245**	**282,903**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	-168,075	60,004
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**297,170**	**342,907**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-120,369	-22,845
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**176,801**	**320,062**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	270,110	-79,034
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-324,179	-212,848
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-54,069**	**-291,882**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-20,421**	**-27,296**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	102,311	884
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	125,724	73,242
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**228,035**	**74,126**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**-168,075**	**60,004**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	54,045	64,753
c41	+ (-) OTHER ITEMS	-222,120	-4,749
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-120,369**	**-22,845**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-275,275	236,509
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-171,440	-339,359
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-2,858	44,720
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	229,611	53,959
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	99,593	-18,674
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**270,110**	**-79,034**
c23	+ BANK FINANCING	270,110	120,769
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-199,803
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-324,179**	**-212,848**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	-324,179	-213,644
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	796
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-20,421**	**-27,296**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	-22,500	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	17,265	-6,457
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-15,186	-20,839
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

MAIN CONCEPTS

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	555,386	370,860
e02	+(-) ITEMS NOT REQUIRING CASH	0	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	-173,909	78,485
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	69,474	59,050
e05	**CASH FLOW BEFORE INCOME TAX**	450,951	508,395
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-222,445	-133,148
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	228,506	375,247
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-12,753	-32,266
e09	**FINANCING ACTIVITIES**	215,753	342,981
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-113,442	-342,097
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	102,311	884
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	125,724	73,242
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	228,035	74,126

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos)

CONSOLIDATED

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	-173,909	78,485
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	54,045	64,753
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	6,716	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-14,667	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	-15,536	-3,960
e24	(-)+ OTHER ITEMS	-204,467	17,692
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	69,474	59,050
e25	+ ACCRUED INTEREST	69,474	59,050
e26	+(-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-222,445	-133,148
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-273,920	236,744
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-171,440	-339,359
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-2,858	44,720
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	229,611	53,959
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	107,161	-23,289
e32	+(-) INCOME TAXES PAID OR RETURNED	-110,999	-105,923
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-12,753	-32,266
e33	- PERMANENT INVESTMENT IN SHARES	-22,500	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-43,185	-15,152
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	38,548	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	-20,839
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	14,384	3,725
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-113,442	-342,097
e45	+BANK FINANCING	270,110	120,769
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	0	-199,803
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	-324,179	-213,644
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	796
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	-59,373	-50,215
e56	- REPURCHASE OF SHARES	0	0
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.17		$ 0.82	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.88		$ 1.37	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ -0.71		$ -0.55	
d08	CARRYNG VALUE PER SHARE	$ 5.02		$ 4.56	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.50		$ 0.25	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	2.89	times	3.21	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.42	times	17.94	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	14.22	%	9.56	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	25.36	%	21.62	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.01	%	12.11	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	70.00	%	32.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.92	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.37	times	1.35	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	4.72	times	3.17	times
p08	INVENTORIES TURNOVER (**)	4.39	times	3.87	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	41	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.81	%	10.04	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	44.74	%	43.99	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.81	times	0.79	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.67	%	5.85	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	53.55	%	30.97	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	6.06	times	7.35	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.07	times	3.06	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.85	times	1.77	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.09	times	0.86	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.10	times	1.07	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	17.07	%	5.94	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Alimentos HP, S.A. de C.V.	Arrendamiento de inmuebles	6,000	100.00
Barilla México, S.A. de C.V.	Producción y distribución de pastas alim	117,748,096	50.00
Comercial de Finanzas Netesa, S.A. de C.V.	Arrendamiento de inmuebles	35,153,858	100.00
Hermarcas, S.A. de C.V.	Uso, explotación y adquisición de marcas	25,459,860	100.00
Hormel Alimentos, S.A. de C.V.	Importación de productos alimenticios	1,000,000	50.00
Inmobiliaria Enna, S.A. de C.V.	Arrendamiento de inmuebles	3,234,382	100.00
McCormick de México, S.A. de C.V.	Producción de alimentos envasados	450,000,000	50.00
Promotora Hercal, S.A. de C.V.	Arrendamiento de inmuebles	961,000	100.00
Quicolor de México, S.A. de C.V.	Arrendamiento de inmuebles	6,989,288	100.00
Sociedad de D.A. HP, S.A. de C.V.	Producción agropecuaria, forestal	4,550,000	100.00
Yavaros Industrial, S.A. de C.V.	Captura de especies marinas	33,281,111	100.00
Herport, S.A. de C.V.	Sociedad naviera	25	50.00
Herdez Del Fuerte, S.A. de C.V.	Tenedora de empresas productoras	2,300,050	50.00

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
RADE																
AL BANKS																
OMER	NOT APPLIED		30/06/2009	9.70	0	18,889	0	0	0	0						
OMER	NOT APPLIED		30/06/2010	8.7	0	0	18,889	0	0	0						
OMER	NOT APPLIED		27/06/2009	8.92	0	33,333	0	0	0	0						
OMER	NOT APPLIED		27/09/2010	8.92	0	0	0	41,667	0	0						
OMER	NOT APPLIED		30/05/2009	9.02	0	25,000	0	0	0	0						
OMER	NOT APPLIED		30/11/2010	9.02	0	0	0	37,500	0	0						
OMER	NOT APPLIED		26/08/2008	8.69	0	100,000	0	0	0	0						
OMER	NOT APPLIED		04/09/2008	8.53	0	20,000	0	0	0	0						
	NOT APPLIED		29/07/2008	8.87	0	25,000	0	0	0	0						
	NOT APPLIED		04/09/2008	8.83	0	120,000	0	0	0	0						
	NOT APPLIED		17/12/2010	9.09	0	0	0	220,000	0	0						
	NOT APPLIED		17/12/2010	9.09	0	0	0	460,000	0	0						
	NOT APPLIED		26/08/2008	8.75	0	40,000	0	0	0	0						
R	NOT APPLIED		04/09/2008	8.88	0	100,000	0	0	0	0						
	NOT APPLIED		31/12/2008		0	0	0	0	0	0						
	NOT			Prime -1.75							0	50,938	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
IKS					0	482,222	18,889	759,167	0	0	0	50,938	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: HERDEZ

QUARTER: 02 YEAR: 2008

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

dit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
ED STOCK EXCHANGE																
ED																
VATE PLACEMENTS																
ED																
AL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ**

HERDEZ, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

dit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
	NOT APPLIED				0	542,116	0	0	0	0						
	NOT										0	73,675	0	0	0	0
OTAL SUPPLIERS					0	542,116	0	0	0	0	0	73,675	0	0	0	0
OANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
CURRENT LIABILITIES THOUT COST (S26)																
	NOT APPLIED				0	100,263										
SIVOS											0	1,968				
TOTAL					0	100,263	0	0	0	0	0	1,968	0	0	0	0
OTAL GENERAL					0	1,124,891	18,889	759,167	0	0	0	126,581	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**19,409**	**199,967**	**2,813**	**28,982**	**228,949**
LIABILITIES POSITION	**12,269**	**126,313**	**26**	**268**	**126,581**
SHORT-TERM LIABILITIES POSITION	12,269	126,313	26	268	126,581
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**7,140**	**73,654**	**2,787**	**28,714**	**102,368**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
Planta México	Fabr Mayonesas, Mostazas, Mermeladas y	16,145	81.00
Planta SLP El Duque	Fabr Mayonesas, Mostazas, Tés	10,070	65.00
Planta SLP Industrias	Fab Moles, Salsas, Frutas, Jugos	11,949	57.00
Planta SLP Barilla	Fabr de Pastas	11,406	96.00
Planta Chiapas	Enlatado de Atún	1,716	85.00
Centro de Distribución México	Distribución de productos del Grupo	15,911	68.00
Centro de Distribución Chihuah	Distribución de productos del Grupo	2,132	69.00
Centro de Distribución SLP	Distribución de productos del Grupo	36,078	51.00
Centro de Distribución Guadal	Distribución de productos del Grupo	7,990	25.00
Centro de Distribución Mérida	Distribución de productos del Grupo	3,129	58.00
Centro de Distribución Tijuana	Distribución de productos del Grupo	2,858	63.00
Centro de Distribución Monterr	Distribución de productos del Grupo	4,321	56.00
Centro de Distribución Puebla	Distribución de productos del Grupo	7,460	51.00
Centro de Distribución Tepo	Distribución de productos del Grupo	9,717	38.00
Mochis (Santa Rosa)	Producción de tomate	9,240	55.00
Mochis (La Corona)	Vegetales, salsas	6,660	44.00
Revolución	Vegetales y salsas en envase Tetra	3,270	16.00
Mazatlán	Atún	1,875	76.00
Oaxaca	Café	2,016	80.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
Frasco	Compañía Vidriera, Crisa Libbe			0
Aceite de Soya	Cargill de México, Ragasa Indu			0
Semolina	Harinera Seis Hermanos, Munsa			0
Lomo de Atún	Unicord Public, ISA Value			0
Etiqueta	Litoplas			0
Yema de Huevo	Alimentos de la Granja, Avibel			0
Cartón	Artigraf			0
Bobina	Tetrapak			0
Chiles Jalapeños	Producc propia y mercado libre			0
Tomate fresco	Producc propia y mercado libre			0
Envases de cartón	Tetrapak			0
Latas	Envases de Sinaloa			0
Aceite de maíz	CP Ingredientes			0
Azúcar	Cargill, Compañía Panamericana			0
Maíz dulce	Aguilares, SPR			0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Salsas y Aderezos	8,867	1,606,922	0	Herdez, Doña María,	Walmart, Comercial M
Jugos, Frutas y Post	1,514	228,648	0	Herdez, Doña María,	Walmart, Comercial M
Vegetales	4,164	395,053	0	Herdez, Del Fuerte,	Walmart, Comercial M
Carnes y Mariscos	895	284,214	0	Herdez, Nair,	Walmart, Comercial M
Pastas y Salsas para	5,168	370,328	0	Barilla, Yemina, Ves	Walmart, Comercial M
Varios	87	42,128	0		
FOREIGN SALES					
Salsas y Aderezos	2,249	343,443	0	Herdez, Doña María,	
	0	0	0		
	0	0	0		
	0	0	0		
TOTAL		3,270,736			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **02** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Salsas y Aderezos	2,249	343,443	EU, Canadá, CentroAm	Herdez, Doña María,	
FOREIGN SUBSIDIARIES					

TOTAL	343,443	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
	0	0	43,200,000	385,159,763	278,091,872	150,267,891	43,227	385,405
TOTAL			43,200,000	385,159,763	278,091,872	150,267,891	43,227	385,405

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 428,359,763

NOTES

GRUPO
HERDEZ.

July 24, 2008

Dear Members of the Board:

During the second quarter of 2008 began the formal integration of our Herdez Del Fuerte association and the most important achievements were: the billing process through a single entity beginning on June 2nd, the closure of six distribution centers, and an integral organizational structure in the areas of Sales and Logistics, among other activities.

In recent months we have created supply and distribution synergies, slightly offsetting the pressures on production costs. These savings will increase as the Herdez Del Fuerte integration moves forward.

Net sales during the April-June period recorded a favorable performance reaching $1.7 billion, an increase of 12.5% driven by good performance in all categories.

The consolidation of the Herdez Del Fuerte operation generated proportionately lower expenses that partly offset gross margin erosion.

Thus, operating income increased 9.3% from $207.3 to $226.5 million, despite a slight decline in the operating margin. Similarly, EBITDA increased from $238.2 to $253.8 million during the period.

Regarding other issues, the Company registered $22.6 million one-time charges derived mostly from the sales structure integration -as part of the originally expected synergies- affecting the quarter's net income, which totaled $91.5 million or a 4.9% increase.

During the first half of the year, sales grew 10.5% reaching $3.3 billion. The reduction in operating expenses could not completely compensate the adverse effects in the cost

of sales, causing a 3.0% and 4.7% decrease in operating income and EBITDA, respectively.

Net income totaled $372.8 million, incorporating the $195.6 million extraordinary gain recorded in the first quarter of 2008.

Regarding the Company's financial situation, bank debt less available cash was $1.08 billion, representing 1.1 times consolidated EBITDA, a reasonable leveraging after having paid $324 million pesos in dividends in the second quarter.

We have high expectations for the mid-term observed in the Herdez Del Fuerte integration; but referring myself to the immediate future of the Group, it will be a great challenge to maintain the good performance in sales during the second half of the year. Our efforts will be directed towards achieving a robust pricing policy and capturing the originally planned synergies in the following quarters.

Sincerely,

Hector Hernandez-Pons Torres
President and CEO

Agosto 6 de 2008.

GRUPO
HERDEZ.

328030

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
OP-02 14 AGO. 2008
DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera a que se hace referencia corresponde a las cifras del 2do trimestre de 2008 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.
(Responsable del Área Jurídica)

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

END